

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

August 20, 2009

Howard L. Brown
Chief Financial Officer
Ahern Rentals, Inc.
4241 South Arville Street
Las Vegas, Nevada 89103

      Re: Ahern Rentals, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2008
              File No. 333-128688

Dear Mr. Brown:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                           Sincerely,

                           John Cash
                           Accounting Branch Chief